Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of First NBC Bank Holding Company for the registration of $60,000,000 of 5.75% Subordinated Notes Due 2025 and to the incorporation by reference therein of our reports dated March 31, 2015, with respect to the consolidated financial statements of First NBC Bank Holding Company, and the effectiveness of internal control over financial reporting of First NBC Bank Holding Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP
New Orleans, LA
May 18, 2015